Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651

WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 6 DATED JULY 11, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008 and Supplement No. 5 dated June 3, 2008, relating to our ongoing public offering of up to 85,000,000 shares of common stock, which we refer to herein as our “public offering.” Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	our entry into a master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the “German offering.” The German offering is an unregistered offering being made solely to a non-“U.S. person,” and is separate and in addition to our ongoing, concurrent public offering.

Status of Our Public Offering

As of July 11, 2008, we had received aggregate gross offering proceeds of approximately $93.1 million from the sale of approximately 9.3 million shares in our public offering. As of July 11, 2008, approximately 65.7 million shares remained available for sale to the public under our public offering, exclusive of shares available under our distribution reinvestment plan.

Entry into a Master Purchase Agreement with Respect to the German Offering

Overview of the Transaction

On July 11, 2008, we entered into a master purchase agreement with our advisor, Wells TIMO, Wells-DFH Timberland Nr.88 GmbH & Co. KG, a German closed end fund (the “German Fund”), and Deutsche Fonds Holding AG, a corporation organized under the laws of Germany (“DFH”). DFH is not, and the German Fund (prior to purchasing shares of common stock under the master purchase agreement) was not, in any way affiliated with us or our affiliates. Pursuant to the master purchase agreement, we have agreed to sell up to 53,763,441 shares of our common stock to the German Fund, at a price per share of $9.30, for an aggregate purchase price of up to $500 million. The German Fund’s right to purchase shares pursuant to the master purchase agreement will continue until the earlier to occur of (i) our sale of all of the shares offered thereby, or (ii) December 31, 2008. During this offering period, the German Fund may purchase some or all of the shares offered pursuant to the master purchase agreement in one or more subscriptions, in each case by signing and delivering to us a subscription agreement relating to each such purchase. The German Fund is not required to purchase any shares of our common stock in the German offering, and we do not, and cannot, make any assurances that the German Fund will purchase any minimum number of shares of our common stock, or that the German offering will result in our receipt of any minimum amount of proceeds.

In connection with the German offering, Wells Germany GmbH, a limited partnership organized under the laws of Germany (“Wells Germany”), has performed, and in the future will continue to perform, certain services for the German Fund. Wells REF indirectly owns a minority interest in Wells Germany and will receive compensation for services provided to the German Fund by Wells Germany as described under “Compensation in Connection with the German Offering” on page 4 of this supplement.

Terms of the German Offering

The German offering is an unregistered offering being made solely to the German Fund, which is a non-U.S. person, pursuant to Regulation S under the Securities Act, and is different and separate from our ongoing public offering. The following description highlights the principal terms of the German offering.

Voting Agreement

As a condition to purchasing shares of our common stock in the German offering, the German Fund entered into a voting agreement with us (as part of the master purchase agreement to purchase shares of our common stock) regarding the voting rights of its shares, and delivered to us an irrevocable proxy, so that, in some cases, we can vote its shares on its behalf, in accordance with this voting agreement. In summary, the voting agreement provides as follows:

¡	If and when the German Fund owns 50.0% or more of our total outstanding shares of common stock, we will vote the German Fund’s shares of common stock in a manner that supports the vote cast by our other stockholders. Specifically, we will vote the German Fund’s shares of common stock for or against any matter upon which a stockholder vote is required in proportion to the number of votes cast for or against such matter by our other stockholders.

¡	During the period beginning on the date when, for the first time, the German Fund owns less than 50.0% of our total outstanding shares of common stock (we refer to such date as the “Minority Ownership Date”), and ending on the date (we refer to such date as the “Termination Date”) that is the earlier of (1) the date when, for the first time, the German Fund owns less than 30.0% of our total outstanding shares of common stock, or (2) the date that is the three year anniversary of the Minority Ownership Date, we will continue to vote the German Fund’s shares of common stock in a manner that supports the vote cast by our other stockholders, as described above, in respect of the following matters:

■	the election of directors to our Board of Directors;

■	the ratification of our independent auditors;

■	any proposed amendments to our charter that (x) are not material to the German Fund’s interests as a stockholder of the Company; and/or (y) are necessary or appropriate to ensure that our charter complies with the regulatory requirements or comments of the SEC, the Financial Industry Regulatory Authority, any of the States or other jurisdictions in which we sell, or seek to sell, any of our securities, or the applicable policies and guidelines of the NASAA (including, without limitation, the NASAA Statement of Policy Regarding Real Estate Investment Trusts); and

■	any other matters the outcome of which could not reasonably be expected to have a material and adverse effect on the German Fund’s interest as a stockholder of the Company.

With respect to all other matters requiring a vote of our stockholders during this period, the German Fund is entitled to freely vote its shares of common stock at the discretion of the German Fund’s managing limited partner. Among other things, the German Fund will be free to vote its shares in respect of all material corporate decisions and all proposed strategic transactions, such as a sale or merger of our company, a sale of all or substantially all of our assets, and any decision regarding the extension or modification of the liquidity deadline set forth in our charter.

¡	If the Termination Date has not occurred on or before July 31, 2013, then the voting agreement will terminate upon such date.

In all cases where the German Fund is entitled to freely vote its shares, the managing limited partner of the German Fund will vote the German Fund’s shares of common stock in a single block, such that all of the German Fund’s shares will be voted for or against any particular matter that is being voted upon by our stockholders.

Purchase Price

In our public offering, shares of our common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer manager fee, we receive net proceeds (before expenses) of $9.12 per share. In the German offering, we are selling shares of our common stock to the German Fund at a price per share of $9.30. The German Fund will not pay the sales commission or the dealer-manager fee in connection with the German offering; however, we will pay DFH a distribution fee of 1.0% of the gross proceeds that we receive from the German offering. As a result, in respect of those shares of our common stock sold in the German offering, we will receive net proceeds (before expenses) of $9.21 per share, which is greater than the $9.12 per share that we receive in our public offering after deducting the sales commission and dealer manager fee.

Compliance Services

To the extent that we request the assistance of the German Fund in connection with ongoing regulatory compliance needs beyond those services that the German Fund has already agreed to perform under the master purchase agreement, we have agreed to reimburse the German Fund for its reasonable out of pocket expenses.

Risk Factors

The “Risk Factors” section of the prospectus is hereby supplemented by the following additional risk factors:

Although the German Fund is subject to a voting agreement, the German Fund may freely vote its shares of common stock in many important circumstances, and the voting agreement will terminate upon the occurrence of certain events.

As a condition to purchasing shares of common stock in the German offering, the German Fund entered into a voting agreement as described above under “Voting Agreement.” If the German Fund subscribes for the maximum number of shares of common stock we have agreed to sell to it pursuant to the master purchase agreement by December 31, 2008, it will likely hold a majority of our total outstanding shares of common stock for some period of time, and perhaps indefinitely. As a result of the German Fund’s majority ownership, the German Fund will be subject to the voting agreement, pursuant to which we will vote the German Fund’s shares for or against any matter that requires a vote of our stockholders in proportion to the number of votes cast for or against such matter by our other stockholders. However, if the German Fund owns less than 50.0% of our total outstanding shares of common stock, then it generally will be free to vote its shares of common stock on all matters, at the discretion of its managing limited partner, except for those limited matters described above under “Voting Agreement.” Among other things, the German Fund will be free to vote its shares in respect of all material corporate decisions and all proposed strategic transactions, such as a sale or merger of our company, a sale of all or substantially all of our assets, and any decision regarding the extension or modification of the liquidity deadline set forth in our charter. The German Fund’s managing limited partner will vote the German Fund’s shares in a single block, which may result in the German Fund having the controlling vote in many cases. In addition, the voting agreement will terminate upon the occurrence of those events described above under “Voting Agreement,” after which the German Fund will be entitled to freely vote its shares, regardless of its level of ownership at that time.

The German Fund may not have the same interests as our other stockholders.

As a German limited partnership, the German Fund may have different objectives and voting preferences than our other stockholders. As described in the immediately preceding risk factor, as well as in the section above entitled “Voting Agreement,” notwithstanding the voting agreement, the German Fund will be entitled to freely vote its shares on all matters, at the discretion of its managing limited partner, except for those limited matters described above under “Voting Agreement.” As a result, if the German Fund has different interests than our other stockholders, we may be unable to pursue opportunities that would otherwise be in our other stockholders’ best interests.

Use of Proceeds

In the event that the German Fund purchases all of the shares of common stock pursuant to the master purchase agreement, we expect our net proceeds from those sales to be approximately $495 million, based upon an offering price of $9.30 per share, and after deducting the 1.0% distribution fee paid to DFH of $5 million. However, the German Fund is not required to purchase any shares of our common stock in the

German offering, and we do not, and cannot, make any assurances that the German Fund will purchase any minimum number of shares of our common stock, or that the German offering will result in our receipt of any minimum amount of proceeds.

After paying the 1.0% distribution fee to DFH, we presently expect to use substantially all of the net proceeds from the German offering for any of the following purposes:

•	to pay outstanding indebtedness under our mezzanine loan related to the acquisition of the Mahrt Timberland;

•	to pay outstanding principal and interest due under our senior loan related to the acquisition of the Mahrt Timberland until our loan-to-value ratio is equal to 40% or less;

•	to pay fees and expenses due to our advisor and its affiliates;

•	to pay any operating and other expenses in connection with this offering;

•	to make regular debt payments on our senior loan;

•	to acquire additional timberland properties; and

•	for other general corporate purposes.

Plan of Distribution

The sale of shares of common stock in the German offering is being made solely to the German Fund. The German Fund has represented to us that it and each of its equity owners are not “U.S. persons” as defined in Rule 902(k) of Regulation S under the Securities Act. Offers and sales of shares of common stock in the German offering are not being made through Wells Investment Securities, Inc., the dealer-manager for our public offering, and are not subject to the dealer-manager fee described in the prospectus relating to our public offering; however, we will pay DFH a distribution fee equal to 1.0% of the gross proceeds that we receive from the German offering. To the extent that the Company requires additional information regarding the German Fund or its equity owners, Wells TIMO shall reimburse the German Fund or DFH, as the case may be, for its actual out of pocket expenses. No underwriters or placement agents are involved in the German offering, and no commissions or other remuneration will be paid by us in connection with such selling activities, except as otherwise described herein.

Compensation in Connection with the German Offering

As discussed under “Overview of the Transaction” on page 1, Wells Germany has performed, and in the future will continue to perform, certain services for the German Fund, and as such has entered into a services agreement with DFH and the German Fund outlining these services, which are primarily related to the organization of the German Fund’s prospectus and the facilitation of tax and other operational requirements that the German Fund and its investor have within the United States. These services in no way relate to the distribution of the German Fund’s partnership interests, which will be the sole responsibility of DFH.

As a component of this services agreement, DFH and Wells Germany will earn certain fees and reimbursements related to the subscriptions in the German Fund, and will equally share in the profitability of these fees and reimbursements. Wells REF indirectly owns a minority interest in Wells Germany, and as such, will participate in the profitability earned by Wells Germany in proportion to its minority interest.

In the event that the German Fund purchases the maximum number of shares made available to it under the master purchase agreement, resulting in our receipt of aggregate gross proceeds of $500 million, Wells REF will receive approximately $5 million in connection with its ownership interest in Wells Germany. However, the German Fund is not required to purchase any shares of our common stock in the German offering, and we do not, and cannot, make any assurances that the German Fund will purchase any minimum number of shares of our common stock, or that the German offering will result in our receipt of any minimum amount of proceeds.

Recent Tax Legislation

We have not yet qualified to be taxed as a real estate investment trust, or “REIT,” but we have indicated that we plan to elect to be treated as a REIT in the future if we qualify. Certain provisions in the recently enacted Food, Conservation, and Energy Act of 2008 could enhance our chances of qualifying in 2009. Special provisions for timber REITs in the legislation are summarized as follows:

•	The 75% and 95% gross income tests are amended to provide that gains under sections 631(a) (provided that the timber is cut by a TRS) and 631(b) from sales of timber is qualifying income, without regard to how long the timber was held. Any such sales are not subject to the 100% prohibited transaction tax.

•	Certain mineral royalty income of a qualifying “timber real estate investment trust” is treated as good income for purposes of the 95% gross income test. A REIT is a “timber real estate investment trust” if more than 50% in value of its assets consists of real property held in connection with the trade or business of producing timber.

•	A “timber real estate investment trust” is permitted to own taxable REIT subsidiary, or TRS, securities representing up to 25% of the value of the REIT’s assets (expanding the current limit of 20%).

•	The prohibited transaction tax safe harbor is shortened to 2 years for certain conservation sales of timber property.

For budgetary reasons, the timber REIT provisions would apply only to our taxable year ending December 31, 2009. There is no assurance that, even with such changes, we will qualify to be taxed as a REIT in 2009 or that such changes will be extended to subsequent years.

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